Exhibit (h)(i)

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

COHEN & STEERS REALTY SHARES, INC.

280 Park Avenue

New York, New York 10017

October 1, 2017

COHEN & STEERS CAPITAL MANAGEMENT, INC.

280 Park Avenue

New York, New York 10017

Dear Sirs:

Agreement, dated as of October 1, 2017 (the “Agreement”), between Cohen & Steers Realty Shares Inc., a non-diversified, open-end management investment company (the “Company”), and Cohen & Steers Capital Management, Inc. (the “Administrator”).

In consideration of the mutual agreements made herein, the Company and the Administrator understand and agree as follows:

1. The Administrator agrees, during the term of this Agreement, to be responsible for:

(a)	providing office space, materials and supplies for the Company, furnishing all executive and administrative personnel necessary for managing the affairs of the Company;

(b)	providing the Company with the services necessary to organize any Fund or Class thereof that commences operations on or after the date of this Agreement so that such Fund or Class can conduct business as described in the Company’s registration statement;

(c)	authorizing expenditures and approving bills for payment on behalf of the Company;

(d)	supervising preparation of periodic updating of the Company’s registration statement, including its prospectus and statement of additional information, for the purpose of filings with the Securities and Exchange Commission (the “SEC”) and state securities administrators and monitoring and maintaining the effectiveness of such filings, as appropriate;

(e)	supervising preparation of periodic reports to the Company’s shareholders and filing of these reports with the SEC, notices of dividends, capital gains distributions and tax credits, and attending to routine correspondence and other communications with individual shareholders;

(f)	preparation or review of Company expense budgets, monitoring of daily accruals and reviewing and approving adjustments as necessary;

(g)	paying compensation of the Company’s officers for services rendered as such;

(h)	supervising the daily pricing of the Company’s investment portfolio and the publication of the net asset value of the Company’s shares, earnings reports and other financial data;

(i)	coordinating matters relating to the operation of the Company, including any necessary coordination among the adviser or sub-advisers to the Company, the custodian(s), transfer agent(s), any sub-transfer agent(s) or other administrative service agent(s), dividend disbursing agent(s), recordkeeping agent(s), accountants, attorneys, and other parties performing services or operational functions for the Company;

(j)	supervising compliance by the Company with recordkeeping requirements under the Investment Company Act of 1940 (the “1940 Act”) and regulations thereunder, maintaining books and records for the Company (other than those maintained by the custodian, transfer agent or other service provider);

(k)	supervising and monitoring of Company’s service providers including, but not limited to, adviser or sub-advisers to the Company, the custodian(s), transfer agent(s), any sub-transfer agent(s) or other administrative service agent(s), dividend disbursing agent(s), recordkeeping agent(s), accountants, attorneys, and other parties performing services or operational functions for the Company;

(l)	preparing or supervising the preparation by third parties of all federal, state, and local tax returns and reports of the Company required by applicable law and filing of tax reports other than the Company’s income tax returns;

(m)	preparing or supervising calculation of dividends and distributions to the Company’s shareholders and communicating such information to the Company’s transfer agent, fund accounting agent and outside tracking firms such as Morningstar and Broadridge;

(n)	preparation of materials for meetings of the Company’s Board of Directors and review of minutes of such meetings;

(o)	oversight of service providers who file claims for class action lawsuits with respect to securities in the Company;

(p)	arrange for the Company obtaining the required fidelity bond and other insurance;

(q)	providing response to direct shareholder and financial advisor inquiries and provision of timely assistance as required; maintenance of the Company’s website; provision of and staffing of a toll free number for shareholder inquiries;

(r)	oversight of the shareholder services provided by the Company’s transfer agent; and monitoring direct shareholder activity pursuant to Rule 22c-2 under the 1940 Act;

(s)	such other administrative services as the Company and Administrator may agree.

2. In rendering the services specified in paragraph 1 of this Agreement, the Administrator may, subject to the approval of the Company’s Board of Directors, cause such services or any portion thereof to be provided by another person pursuant to a co- or sub-administration agreement; provided that in such event the Administrator shall remain responsible for monitoring and overseeing the performance by such person of its obligations to the Company under such sub-administration agreement. Subject to the approval of the Company’s Board of Directors, the fees and out-of-pocket expenses charged by such person in performing these services will be paid or reimbursed by the Company and will not reduce the fees paid to the Administrator.

3. The Company agrees, during the term of this Agreement, to pay to the Administrator, as compensation for the foregoing, a fee equal on an annual basis to 0.03% of the Company’s average daily managed assets (as defined in the Company’s Investment Management Agreement with the Administrator). The Company shall reimburse the Administrator for its reasonable out-of-pocket expenses in carrying out its obligations under this Agreement.

4. This Agreement shall remain in full force and effect until June 30, 2018, and thereafter from year to year, provided such continuance is approved annually by the Board of Directors of the Company, including a majority of the Directors who are not “interested persons” of the Company under the 1940 Act.

5. This Agreement may be terminated by either party at any time on sixty (60) days’ written notice without payment of penalty, provided that such termination by the Company shall be approved by the vote of a majority of the Directors of the Company in office at the time or by the vote of a majority of the outstanding voting securities of the Company (as defined in the 1940 Act), and will terminate automatically and immediately in the event of its assignment (as defined in the 1940 Act).

6. In the absence of willful misfeasance, bad faith or gross negligence on the part of the Administrator, or of reckless disregard of its obligations hereunder, the Administrator shall not be subject to liability for any act or omission in the course of, or connected with, rendering services hereunder; provided, however, that in no event shall the Administrator be subject to liability for any act or omission of any co- or sub-administrator retained by or for the Company in accordance with paragraph 2 of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized officers as of the date set forth above.

COHEN & STEERS REALTY SHARES, INC.

By:	/s/ Dana DeVivo
Name: Dana DeVivo
Title: Assistant Secretary

COHEN & STEERS CAPITAL MANAGEMENT, INC.

By:	/s/ Adam M. Derechin
Name: Adam M. Derechin
Title: Chief Operating Officer

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